September 30, 2025

Alon Mualem
Chief Financial Officer
Wearable Devices Ltd.
5 Ha-Tnufa Street
Yokne'am Illit 2066736 Israel

       Re: Wearable Devices Ltd.
           Registration Statement on Form F-1
           Filed September 18, 2025
           File No. 333-290362
Dear Alon Mualem:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1 filed September 18, 2025.
Risk Factors, page 4

1. We note your disclosure in the offering section and elsewhere that the number of ordinary shares outstanding after this offering is based on 5,646,263 shares and excludes the 3,322,000 ordinary shares issuable upon the exercise of warrants under the August 2025 warrant inducement agreement, and that those warrants have a $1.71 exercise price, which is well below the current trading price. Please expand your risk factors to disclose the extent of the dilution your shareholders will experience as a result of the 3,322,000 shares to be issued. In addition, discuss the fact that the exercise price is currently below the trading price and the likelihood that they will be exercised.
 September 30, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at
202-551-3334
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Howard E. Berkenblit